Exhibit 99.2

Titan Medical Reports Third Quarter 2019 Financial Results

TORONTO (November 14, 2019) – Titan Medical Inc. (TSX: TMD) (Nasdaq: TMDI) (“Titan” or “the Company”), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three and nine months ended September 30, 2019.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended September 30, 2019 may be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David McNally, President and CEO of Titan, said, “The third quarter and recent weeks have been challenging for all of us at Titan, as inhospitable conditions in the equity capital markets have caused us to seek alternative sources of financing while suspending work for our single-port robotic surgery system.  We are keenly focused on securing the funds necessary to complete the development of our system and subsequent regulatory filings.  We see the market for single-port robotic surgery already developing, with experienced multi-port robotic surgeons recently reporting encouraging results from single-port urologic procedures performed with the leading robotic surgery manufacturer’s single-port offering.  We believe that this success confirms the potential for surgeon adoption of single-port robotic surgery.  With respect to gynecology, our initial area of focus, surgeons we have interviewed perceive clinical benefits relative to the potential for reduced patient trauma with single-port surgery versus traditional open, laparoscopic and multi-port robotic surgery.”

Mr. McNally concluded, “During the third quarter we announced completion of the surgeries associated with Good Laboratory Practices (“GLP”) studies. These studies were undertaken in preparation for submitting an Investigational Device Exemption (“IDE”) application to the U.S. Food and Drug Administration (“FDA”) for human confirmatory studies, which we plan to conduct after our financial position is secured and product development is completed.  We are actively exploring alternative financing options, including strategic investments, while drawing on our $35 million common stock purchase facility with Aspire Capital, in accordance with its terms.”

Business highlights and achievements for the third quarter of 2019 and recent weeks include:

•	Expanded the Company’s global intellectual property portfolio to 47 patents issued and 82 patents pending, including the receipt of Titan’s first patent in China.
•	Completed the surgeries associated with GLP studies in preparation for an IDE submission to the FDA.
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Completed the Human Factors Evaluation studies, which included verification of production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises.

•	A European Notified Body completed audits of the Company’s quality system procedures and related documentation for ISO Certification.
•	Withdrew a planned public offering of units due to market conditions.

Financial results for the three and nine months ended September 30, 2019 include:

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Research and development (“R&D”) expenses for the three and nine months ended September 30, 2019 were $16,570,480 and $49,339,766, respectively, compared with R&D expenses of $9,143,987 and $18,664,336, respectively, for the corresponding prior-year periods, as the Company accelerated advanced product development.

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Net and comprehensive loss for the three and nine months ended September 30, 2019 was $1,564,196 and $44,319,942, respectively, compared with a net and comprehensive loss of $7,534,456 and $14,228,570, respectively, for the three and nine months ended September 30, 2018.  In addition to increased R&D expenses, the results for both 2019 periods include the impact of changes in warrant valuation.

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Cash, cash equivalents and deposits with service providers as of September 30, 2019 were $3,499,344, compared with cash, cash equivalents and deposits with service providers of $20,012,873 as of December 31, 2018.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the Company’s intention to pursue alternative financing options, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com